UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

GENERAL METALS CORPORATION

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

370304 10 7

(CUSIP Number)

Steve Parent, President & CEO

General Metals Corporation

1 E. Liberty Street, Suite 6000

Reno, NV 89501

775-686-6078

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 26, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [ ].

Note: Schedules files in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D

CUSIP No.	370304 10 7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
STEPHEN PARENT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
American
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,398,985
	8	SHARED VOTING POWER
3,588,320
	9	SOLE DISPOSITIVE POWER
2,398,985
	10	SHARED DISPOSITIVE POWER
3,588,320
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,987,305
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 9.23% based on 64,896,426 common shares outstanding.
14	TYPE OF REPORTING PERSON (See Instructions)
IN

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Item 1. Security and Issuer

This Statement relates to common shares with a par value of $0.001 of General Metals Corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1 E. Liberty Street, Suite 6000, Reno, Nevada 89501.

Item 2. Identity and Background

(a)	Name: Steve Parent.
(b)	Business address: 16706 North 109th Way, Scottsdale, AZ 85255
(c)	During the last five years, Stephen Parent has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours).
(d)

During the last five years, Stephen Parent has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)	Mr. Parent is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Considerations

From October 26, 2006 to November 17, 2006, Stephen Parent acquired in open market transactions, 33,000 shares at an average purchase price of $0.18 per share and disposed of 77,000 shares at an average sale price of $0.17 per share for an aggregate change of 44,000 shares. A schedule of these trades is filed in the form 4 of same date.

As a result of this acquisition, Mr. Parent now owns an aggregate of 5,987,305 shares of common stock, representing 9.23% of the current issued and outstanding shares.

Item 4. Purpose of Transaction

Mr. Parent entered into the above-mentioned transaction to acquire shares of the Issuer's common stock for investment purposes. At this time, Mr. Parent has no intention of acquiring additional shares of the Issuer, although Mr. Parent reserves the right to make additional purchases on the open market, in private transactions and from treasury. Mr. Parent does not have any plans or proposes which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b)	an extraordinary corporate transaction, such as a merger, reorganization of liquidation, involving the Issuer or any of its subsidiaries;
(c)	a sale of transfer of a material amount of assets of the Issuer or any of its subsidiaries;

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(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	any material change in the present capitalization or dividend policy of the Issuer;
(f)	any other material change in the Issuer's business or corporate structure;
(g)	changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j)	any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

Mr. Parent is the beneficial owner of 5,987,305 shares of Common Stock of the Issuer, representing approximately 9.23% of the outstanding Common Stock. Mr. Parent has sole voting and dispositive power over 2,398,985 shares and shared voting and dispositive power over 3,588,320 shares. Mr. Parent disclaims beneficial ownership of the 3,588,320 shares of which he has shared voting and dispositive power. This report shall not be deemed to be an admission by Mr. Parent that he is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2006	/s/ Stephen Parent Signature
Stephen Parent

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's

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authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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